UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      May 4, 2006

Mr. Rahim Rayani
President & Chief Executive Officer
Gulf Coast Oil & Gas, Inc.
5847 San Felipe, Suite 1700
Houston, TX 77057


      Re:	Gulf Coast Oil & Gas, Inc.
		Registration Statement on Form SB-2
      Filed April 7, 2006
		File No. 333-133104

		Form 10-KSB for the fiscal year ended December 31, 2005
		Filed March 31, 2006
		File No. 0-32747

Dear Mr. Rayani:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General

1. Ensure that any changes you make in response to comments proposed on your 2005 Form 10-KSB filing are similarly reflected in your Form
SB-2 filing, as necessary.

2. We understand that you will soon be updating the financial statements in your registration statement, as required under Item
310(g) of Regulation S-B.

3. Please reconcile the amount to be registered, as noted on the cover page and page 1, with the number of shares to be sold identified on page 15.

Prospectus, page 1

4. We note your disclosure under this heading indicating that your common stock trading symbol is "GCOG.OB," while on page 4 you indicate that your trading symbol is "GCOG.BB," and on page 19 you indicate your trading symbol is "GCOG." We also noted that "GCOG" was the trading symbol you disclosed in your 2005 Form 10-KSB filed March 31,
2006.  Please correct all references to your trading symbol.

Risk Factors, page 6

5. We note that the Security Agreement restricts you from incurring additional debt. In this regard, we note Sections 7.1 and 7.7.
Please discuss the risks associated with such restriction.

Future Sales By Our Stockholders May Adversely Affect Our
Stock...,
page 12

6. Please expand to discuss the dilutive effect of increasing the number of authorized shares of common to "no less than 100,000,000,"
as required by the Securities Purchase Agreement.

Selling Stockholders, page 15

7. Expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

8. Identify those selling stockholders who are broker-dealers or affiliates of broker-dealers.


Experts, page 29

9. It appears that you should expand your disclosure associating your financial statements covering 2005 and the cumulative period since inception with your auditors, to also mention the financial statements covering your balance sheet as of December 31, 2004, and the year then ended.

Available Information, page 29

10. Revise the SEC address to reflect 100 F Street, N.E.,
Washington,
DC, 20549.

Form 10-KSB Filed March 31, 2006

General

11. Please verify that your phone number indicated on the cover of your filing is correct, as it does not appear to correspond to the location of your principal executive offices, and does not agree with your phone number indicated on your Form SB-2 filed on April 7, 2006.

Description of Business, page 1

Business Plan, page 2

12. Expand your disclosure to identify who you mean by the "First
Purchaser," which you refer to in regards to your description of the change in oil prices since 2000. Please file the agreement governing the increase in price that you mention.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 5

Net Loss to Common Shareholders, page 6

13. It appears you may need to revise your reference to the amount of net loss for the year ended December 31, 2004 in the third paragraph on page 6 to agree with the loss of $5,781,342 reported in your statement of operations on page F-3.

Statement of Operations, page F-3

14. Revise your disclosure to present both basic and diluted earnings per share on the face of your statement of operations to comply with the guidance in paragraph 36 of SFAS 128.

15. The total amounts of additional contributed capital of
$5,906,389
and total stockholders` equity of $12,238, as of December 31, 2005, presented in this statement do not agree with the corresponding amounts presented in your balance sheet on page F-2.

16. Please provide us with a reconciliation of your determination of the $41,690 decrease in accrued expenses in 2005, which change appears to amount to $69,951 according to the amounts presented on your balance sheet on page F-2.

Note 1 - Summary of Significant Accounting Policies, page F-6

History, page F-6

17. You disclose that a prior period debt was settled through the issuance of 696,360 common shares on April 15, 2005. Please disclose the amount of prior period debt that was settled, who it was owed to, and the entries you recorded to reflect the write off of such debt in
2004, and its corresponding settlement in 2005. Please elaborate on your statement that "Restatement would not have changed the earning per share amounts as reported for the year ended December 31, 2004,"
sufficiently to understand all aspects of your decision not to restate. On a related point, disclose the circumstances necessitating the adjustment labeled "correction of beginning outstanding shares" on page F-4, and the reason you found it unnecessary to correct shares reported in the earlier period shown.

18. All share activity should be adjusted to an equivalent number of shares, reflecting both forward and reverse stock splits, as applicable.

Foreign Currency Translation, page F-8

19. Considering that your offices are located in the United States, and the oil and gas projects you have undertaken and intend to undertake are located in the continental United States, please explain how you determined that your functional currency is the Canadian dollar.

Note 5 - Related Parties, page F-9

20. Tell us how you calculated the $67,693 gain on settlement of the related party debt, considering that the amount you disclose as being outstanding at the end of 2004 was $71,113, and you settled the debt for $20,000. Additionally, tell us where the outstanding amount was classified in your 2004 balance sheet, as it appears there were no related party amounts owed as of December 31, 2004, per your balance sheet on page F-2.


* * * * *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	T. Richter
      C. Moncada-Terry

      VIA FACSIMILE

      Thomas P. Gallagher
      Gallagher, Briody & Butler
      (609) 452-0090


Mr. Rahim Rayani
Gulf Coast Oil & Gas, Inc.
May 4, 2006
Page 2